UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2021
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒               Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Hermitage Offshore Services Ltd.  Announces Effectiveness of Debtors’ Joint Plan Pursuant to Chapter 11 of the Bankruptcy Code

Hermitage Offshore Services Ltd. (“Hermitage Offshore,” or the “Company”) announced that the Company’s Debtors’ Modified Joint Plan Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) which was confirmed by the United States Bankruptcy Court for the Southern District of New York on June 23, 2021, has been substantially consummated and therefore went effective as of June 30, 2021.

Pursuant to the Plan, all allowed administrative expenses and unsecured creditors’ claims will be paid in full, with the balance of the Company’s funds, less holdbacks for wind-down activities and certain professional fees, distributed to the secured lenders. Under the Plan, all issued and outstanding ordinary shares will be cancelled without further consideration.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this current report may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: July 1, 2021	By:	/s/ Christopher Avella
	Name:	Christopher Avella
	Title:	Chief Financial Officer